UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES ACT OF 1934

For the month of April, 2004
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts:
Beth Mittelman	Rob Morton	Tara Humphreys
Investor Relations	Corporate Communications	Corporate Communications
IONA	IONA	IONA
(781) 902-8033	(781) 902-8139	(353) 1-637-2146
ir@iona.com	robert.morton@iona.com	tara.humphreys@iona.com

IONA ANNOUNCES FIRST QUARTER RESULTS; REPORTS PROFITS FOR QUARTER

Dublin, Ireland – April 15, 2004 — IONA® Technologies (NASDAQ: IONA), a world leader in high performance integration solutions for enterprise IT environments, today announced first quarter revenues of $16.9 million. On a U.S. generally accepted accounting principles (GAAP) basis, IONA reported net income of $0.01 per share.

“I am pleased with our continued execution during the first quarter of 2004, which included ongoing stability in our CORBA® business,” said Chris Horn, CEO and co-founder, IONA Technologies. “The need for companies to take full advantage of their IT investments, both past and present, is driving the adoption of Web services and service-oriented integration for large-scale, business-critical projects. IONA’s Artix™ is uniquely positioned to help companies accomplish this now. We are seeing that our current and prospective customers value how Artix can be a part of their strategic IT initiatives.”

First Quarter 2004 Accomplishments

•	Achieved profitability and maintained a strong cash, restricted cash and marketable securities position of $56 million

•	Made strategic investments in the sales organization, including the appointment of William McMurray, vice president of worldwide sales, who brings more than 20 years of international sales experience with organizations such as IBM and Level 8

•	Implemented a partner sales organization to focus exclusively on the Artix product line

•	Released Artix 2.0, which provides support for additional platforms and messaging protocols to make Web services integration more practical for a greater number of organizations

•	Introduced Artix Mainframe, technology which securely extends business-critical IMS and CICS transactions to J2EE® or .NET applications running anywhere in the enterprise

•	Initiated Artix developer program to foster grass-roots adoption in the technical community

•	Selected by Lockheed Martin to provide Web services training to its thousands of IT employees

“The company’s results for the first quarter of 2004 are in line with our expectations,” stated Dan Demmer, CFO, IONA Technologies. “These results are solid evidence of the progress we have made, through focus and alignment of our investments, to achieve sustained performance over the long term.”

Looking Forward

The company expects revenue for the second quarter of 2004 to be in the range of $17.0-$19.0 million, which represents approximately 5% to 15% year-over-year growth, and total expenses, including both cost of revenue and operating expenses, to be in the range of $17.0-$18.0 million.

Conference Call

IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s first quarter results. Investors and other interested parties may dial into the call using the toll free number (888) 566-1195 or (210) 234-5931. The conference call will also be available via webcast on the Investor Relations section of IONA’s Web site at www.iona.com. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site or by calling (800) 262-4969 or (402) 220-9710 until April 22, 2004.

About IONA

For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high performance integration solutions for enterprise IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® product family. The Artix™ product family, IONA’s new generation of integration solutions, extends IONA’s commitment to service-oriented industry standards, including Web services.

With its partners, IONA is the only company that can deliver NOW on the promise of service-oriented integration, making it possible for customers to achieve system longevity and agility at a significantly lower cost.

IONA’s customers include Global 2000 companies in telecommunications, financial services, aerospace and manufacturing, including AT&T, Verizon, BellSouth, Deutsche Telekom, British Telecom, Hong Kong Telecom, NTT, Credit Suisse, Merrill Lynch, Winterthur Insurance, Zurich Insurance and Boeing.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning plans and objectives of management, expectations regarding future financial performance, profitability, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the Company’s cost-reduction efforts; the launch and acceptance of IONA’s high performance integration software products; growth in market demand for Web services and integration; IONA’s sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; the integration of any future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. J2EE is a trademark or registered trademark of Sun Microsystems, Inc. in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA
Technologies PLC
Condensed Consolidated Statement of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31, 2004	March 31, 2003
	(Unaudited)	(Unaudited)
Revenue:
Product revenue	$7,100	$6,857
Service revenue	9,755	10,150

Total revenue	16,855	17,007

Cost of revenue:
Cost of product revenue	82	144
Cost of service revenue	3,134	4,131

Total cost of revenue	3,216	4,275

Gross profit	13,639	12,732
Operating expense:
Research and development	4,559	7,946
Sales and marketing	6,834	13,342
General and administrative	2,138	3,091
Amortization of other non-current assets	152	279

Total operating expenses	13,683	24,658

Loss from operations	(44)	(11,926)
Interest income, net	120	144
Net exchange gain	214	91

Income (loss) before provision for income taxes	290	(11,691)
Provision for income taxes	100	200

Net income (loss)	$190	($11,891)

Net income (loss) per ordinary share and per ADS
Basic	$0.01	($0.36)
Diluted	$0.01	($0.36)
Pro forma basic	$0.01	($0.35)
Pro forma diluted	$0.01	($0.35)

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	34,310	32,975
Diluted	36,716	32,975
Pro forma basic	34,310	32,975
Pro forma diluted	36,716	32,975

IONA Technologies PLC
Pro Forma Statement of Operations
Impact of Pro Forma Adjustments on Pro Forma Net Income (Loss)
(U.S. dollars in thousands, except per share data)

	Three Months Ended			Three Months Ended
	March 31, 2004			March 31, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenue	$16,855	0	$16,855	$17,007	0	$17,007
Cost of revenue	3,216	0	3,216	4,275	0	4,275
Gross profit	13,639	0	13,639	12,732	0	12,732
Research and development	4,559	(20)	4,539	7,946	(94)	7,852
Sales and marketing	6,834	0	6,834	13,342	0	13,342
General and administrative	2,138	0	2,138	3,091	0	3,091
Amortization of other non-current assets	152	(152)	0	279	(279)	0

Total operating expenses	13,683	(172)	13,511	24,658	(373)	24,285

Income (loss) from operations	(44)	172	128	(11,926)	373	(11,553)

Income (loss) before provision for income taxes	290	172	462	(11,691)	373	(11,318)

Provision for income taxes	100	0	100	200	0	200

Net income (loss)	$190	172	$362	($11,891)	373	($11,518)

Net income (loss) per ordinary share and per ADS
Basic	$0.01	$0.00	$0.01	($0.36)	$0.01	($0.35)
Diluted	$0.01	$0.00	$0.01	($0.36)	$0.01	($0.35)

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	34,310		34,310	32,975		32,975
Diluted	36,716		36,716	32,975		32,975

(1) Adjusted to exclude: stock-based compensation of $20,000 and amortization of other non-current assets of $152,000 for the three months ended March 31, 2004.

(2) Adjusted to exclude: stock-based compensation of $94,000 and amortization of other non-current assets of $279,000 for the three months ended March 31, 2003.

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	March 31,	December 31,
	2004	2003
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$19,312	$19,926
Restricted cash	3,745	3,745
Marketable securities	33,127	32,978
Accounts receivable, net of allowance for doubtful accounts of $1,099 at March 31, 2004 and $1,093 at December 31, 2003	14,640	23,255
Prepaid expenses and other assets	2,453	2,929

Total current assets	73,277	82,833
Property and equipment, net	5,776	6,265
Other non-current assets, net	724	940

Total assets	$79,777	$90,038

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,621	$2,483
Accrued payroll and related expenses	3,289	7,260
Other accrued liabilities	14,939	18,763
Deferred revenue	21,776	23,910

Total current liabilities	41,625	52,416

Other non-current liabilities	3,942	4,510

Shareholders’ equity:
Ordinary Shares, €0.0025 par value, 150,000,000 shares authorized; 34,459,787 and 34,005,707 shares issued and outstanding at March 31, 2004 and December 31, 2003, respectively	95	94
Additional paid-in capital	494,147	493,260
Accumulated deficit	(459,973)	(460,163)
Deferred stock-based compensation	(59)	(79)

Total shareholders’ equity	34,210	33,112

Total liabilities and shareholders’ equity	$79,777	$90,038

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: April 15, 2004	By:	/s/ Christopher J. Horn

Christopher J. Horn Chief Executive Officer and Director